Via Facsimile and U.S. Mail
Mail Stop 6010

March 26, 2009

Hongyue Hao
Chief Financial Officer
China Aoxing Pharmaceutical Company, Inc.
40 Wall Street, Floor 28
New York, NY 10005

Re: **China Aoxing Pharmaceutical Company, Inc.**
       Form 10-KSB for the Fiscal Year Ended June 30, 2008
       Form 10-KSB for the Fiscal Year Ended June 30, 2007
       File No. 001-32674

Dear Mr. Hao:

        We have reviewed your January 26, 2009 response to our January 9, 2009 letter.
In reviewing your responses, we have monitored your Form 10-KSB for the year ended
June 30, 2008 solely as it relates to our prior comments made in connection with our
review of your 2007 Form 10-KSB. We did not otherwise review your 2008 Form 10-
KSB. In the first comment below we ask you to provide us with information so we may
better understand your disclosure. After reviewing the information provided, we may
raise additional comments and/or request that you amend your 2008 Form 10-KSB. As
previously agreed in your January 23, 2009 letter, we believe that you should amend your
2007 and 2006 Forms 10-KSB, and quarterly reports for the period ended September 30,
2006, December 31, 2006, March 31, 2007, September 30, 2007, December 31, 2007,
and March 31, 2008 to address the second comment below.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Item 8A – Controls and Procedures, page 33

1.   You state that disclosure controls and procedures were effective while internal
        control over financial reporting was not effective, and that your personnel lack
        expertise in U.S. accounting principles. Given that the preparation of financial
        statements in accordance with generally accepted accounting principles is a key
        element of disclosure controls and procedures as well as internal control over
        financial reporting, we believe that it would be relatively rare that a conclusion

Hongyue Hao
China Aoxing Pharmaceutical Company, Inc.
March 26, 2009
Page 2

that disclosure controls and procedures were effective while internal control over
financial reporting was not effective would be appropriate. Please explain to us
the basis for your conclusion, or amend your filing to revise your conclusion as
appropriate.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

2. We acknowledge your responses to prior comments three and five, and the
various periodic reports that you intend to amend. Please expand your proposed
disclosure to explain why you believe that your disclosure controls and
procedures are "now effective" including the specific procedures you established
to correct the control deficiencies that resulted in the restatements in order for you
assert that disclosure controls and procedures are "now effective." Your current
disclosure states only that the errors were corrected, but provides no disclosure
regarding the control deficiencies that led to the restatements, and what actions, if
any, you have taken to address these deficiencies.

Please amend your filings, as appropriate and provide us the information
requested within 10 business days of the date of this letter or tell us when you will
provide a response prior to the expiration of the 10-day period. Please furnish a letter
with your response that keys your responses to our comments. Detailed letters greatly
facilitate our review. You should furnish the letter to us via EDGAR under the form type
label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Carlton
Tartar, Accounting Branch Chief, at (202) 551-3387 if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant